Mail-Stop 4561

April 26, 2007

Drew W. Edwards
623 Holcomb Bridge Road
Oswell, Georgia 30076

Re: Banuestra Financial Corporation (fka El Banco Financial Corp.)
     Registration Statement on Form SB-2, amendment number 7
     Filed April 23, 2007
     File Number 333-135900

Dear Mr. Edwards:

        We have reviewed your amended Form SB-2 and have the following comments. We have no further accounting comments at this time. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information we may have additional comments.

        The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1)   You have registered 157,143 warrants but page 7 indicates if the over allotment is exercised the number of warrants issued will increase to 180,174. Please revise to change   the fee table or delete the additional warrants.

2)   If you change the fee table and register more warrants, please change footnote (1) on the cover page to add "or 180,174 if the over allotment is exercised."

3)   Please provide a new legal opinion to cover only the 3,285,714 shares and either 157,143 warrants or 180,174 warrants, as correct.

4)   Please provide a new exhibit 10.16 to reflect the change in vesting of warrants and any other matters changes.

5)   Exhibit 1.1 does not seem to cover the options. Please tell us where they are addressed. In addition, the exhibit seems to allow for the cashless exercise of the options. Please revise the prospectus as appropriate.

* * * * *

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        Direct any questions on accounting matters to Benjamin Phippen at 202-551-3697, or to Don Walker, Senior Assistant Chief Accountant, at 202-551-3490. Please direct any other questions to David Lyon at 202-551-3421, or to me at 202-551-3434.

                                        Sincerely,

                                        Mike Clampitt
                                        Senior Attorney

By fax: Rusty Pickering
        Fax number 404-817-6035